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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 *)


                       Pharmakinetics Laboratories, Inc.
                       ---------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.001 per share
                    ---------------------------------------
                        (Title of Class of Securities)

                                  71713-11-06
                                --------------
                                (CUSIP Number)

                              Bob E. Lehman, Esq.
                                Lehman & Eilen
                   50 Charles Lindbergh Boulevard, Suite 505
                           Uniondale, New York 11553
                                (516) 222-0888
                                --------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communication)

                                August 29, 1996
                                ---------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

         Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent of less of such class.) (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 71713-11-06                 13D                     Page 2 of 5 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   Robert A. Mackie, Jr., Social Security No. ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  U.S.

7.       SOLE VOTING POWER:  192,383

8.       SHARED VOTING POWER:  1,115,821

9.       SOLE DISPOSITIVE POWER:  192,383

10.      SHARED DISPOSITIVE POWER:  1,115,821

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,115,821

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  9.15%

14.      TYPE OF REPORTING PERSON:  IN





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CUSIP NO. 71713-11-06                 13D                     Page 3 of 5 Pages





1.       NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
         PERSON:   R.A. Mackie & Co., L.P., Fed. I.D. No. 13-3553219

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  |X|

3.       SEC USE ONLY

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

7.       SOLE VOTING POWER:

8.       SHARED VOTING POWER:  923,438

9.       SOLE DISPOSITIVE POWER:

10.      SHARED DISPOSITIVE POWER:  923,438

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  923,438

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
         |_|

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  7.57%

14.      TYPE OF REPORTING PERSON:  BD



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CUSIP NO. 71713-11-06                 13D                     Page 4 of 5 Pages




                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                        AMENDMENT NO. 1 TO SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       PHARMAKINETICS LABORATORIES, INC.
                       ---------------------------------
                               (Name of Company)


Item 3, Source and Amount of Funds or Other Consideration, of the Schedule 13D Report is amended by adding the following two paragraphs:


         On August 29, 1996, pursuant to the Company's Plan of Reorganization under Chapter 11, Title 11 of the United States Code, R.A. Mackie & Co., L.P., in its capacity as a creditor of the Company, received from the Bankruptcy Trustee 421,176 shares of Common Stock. R.A. Mackie & Co., L.P. purchased its creditor interest in the Company during 1993 with its working capital funds.

Item 5, Interest in Securities of the Issuer, of the Schedule 13D Report is amended as follows:

Item 5.           Interest in Securities of the Issuer
                  ------------------------------------
         (a) Mr. Mackie is the beneficial and sole owner of 192,383 shares of Common Stock of the Company. Such 192,383 shares constitute approximately 1.58% of the shares of the Company's Common Stock outstanding as of August 29, 1996. R.A. Mackie & Co., L.P. is the beneficial and sole owner of 923,438 shares of Common Stock, constituting approximately 7.57% of the shares of the Company's Common Stock outstanding as of August 29, 1996. By virtue of Mr. Mackie's control over R.A. Mackie & Co., L.P., Mr. Mackie and R.A. Mackie & Co., L.P. have an aggregate beneficial ownership equal to 1,115,821 shares of Common Stock, or 9.15% of the shares of the Company's Common Stock outstanding as of August 29, 1996.

         (b) Mr. Mackie has the sole power to vote, or direct the vote, and the sole power to dispose, or direct the disposition, of the 192,383 shares of Common Stock owned by him and shares with R.A. Mackie & Co., L.P. the power to vote, or direct the vote, and the power to dispose, or direct the disposition, of the 923,438 shares of Common Stock owned by R.A. Mackie & Co., L.P.

         (c) Mr. Mackie has not engaged in any transactions in the Company's common stock during the 60 days prior to the August 30, 1996 date of this Report. R.A. Mackie & Co., L.P. engaged in the following transactions in the Company's Common Stock since the July 9, 1996 date of its last Schedule 13D
Report:

         July 10, 1996...........Purchased 25,000 shares at $.34375 a share
         July 10, 1996...........Purchased 25,000 shares at $.375 a share
         July 24, 1996...........Sold 4,700 shares at $.4375 a share
         August 8, 1996..........Sold 25,000 shares at $.53125 a share


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CUSIP NO. 71713-11-06                 13D                     Page 5 of 5 Pages


         August 20, 1996.............Sold 10,000 shares at $.53125 a share
         August 20, 1996.............Sold 10,000 shares at $.5625 a share
         August 29, 1996.............Received 421,176 shares from the Company's
                                     Trustee in Bankruptcy in consideration of the debt otherwise due R.A. Mackie & Co., L.P. as a creditor of the Company.


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer
                  ------------------------------------------------------
         Not applicable.


Item 7.           Material to be Filed as Exhibits
                  --------------------------------
         Not applicable.


Signatures
- ----------

         After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: August 30, 1996


R.A. Mackie & Co., L.P.
By: R.A. Mackie & Co., Inc.

By:/s/ Robert A. Mackie, Jr.                       /s/ Robert A. Mackie, Jr.
   ------------------------------                  ----------------------------
       Robert A. Mackie, Jr.                           Robert A. Mackie, Jr.
                                                       Individually